Exhibit 99.1

NewsRelease

TransCanada to Present at
J.P. Morgan Inaugural Energy Equity Conference

CALGARY, Alberta - June 24, 2016 - News Release - Don Marchand, Executive Vice-President, Corporate Development and Chief Financial Officer of TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting at the J.P. Morgan Inaugural Energy Equity Conference in New York City on June 27, 2016.

A copy of the presentation will be available in the Investor Centre section of TransCanada's website at http://www.transcanada.com/events-presentations.html
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 66,400 kilometres (41,300 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's leading providers of gas storage and related services with 368 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s First Quarter Report to Shareholders dated April 28, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:	Mark Cooper / Terry Cunha 403.920.7859 or 800.608.7859
TransCanada Investor & Analyst Enquiries:	David Moneta / Stuart Kampel 403.920.7911 or 800.361.6522